Exhibit 99.112

AMENDED AND RESTATED CONTRACT FOR SALE & PURCHASE OF GOLD

BETWEEN

LA ARENA S.A.

AND

EXP T1 LTD.

AND

RIO ALTO MINING LIMITED

AND

MEXICAN SILVER MINES (GUERNSEY) LIMITED

THIS AMENDED AND RESTATED CONTRACT FOR SALE & PURCHASE OF GOLD is made as at May 30, 2012 to have effect as of and from the 15th day of April, 2011 (the “Agreement Date”),

AMONG

(1)	LA ARENA S.A., a private company duly incorporated and registered according to the company laws of Peru (the “Seller”); and

(2)

RIO ALTO MINING LIMITED, a corporation under the laws of the Province of Alberta (“Rio Alto”) and MEXICAN SILVER MINES (GUERNSEY) LIMITED, a corporation under the laws of Guernsey (collectively with Rio Alto, the “Guarantors” and each individually, a “Guarantor”); and

(3)	EXP T1 LTD., a corporation under the laws of Cayman Islands, c/o Maples Corporate Service Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Buyer”).

WHEREAS

(A)	The Seller, is the owner of the La Arena gold oxide project in Peru (“La Arena Gold Oxide Project”) which produces Unrefined Bullion.

(B)	The Guarantors are the ultimate and intermediate holding companies of the Seller and have become parties to this Agreement for the purpose of entering into the Guarantee.

(C)	The Buyer wishes to and hereby agrees to buy the Material from the Seller and the parties have agreed to the terms and conditions specified in this Agreement in relation to such sale and purchase.

(D)

The Buyer and the Guarantors are parties to an amended and restated gold prepayment agreement made as at May 30, 2012 to have effect as of and from October 14, 2010 (the Prepayment Agreement”) under which Material is deliverable to the Buyer in satisfaction of the obligations of the Guarantors thereunder.

(E)

The Buyer, the Guarantors and the Seller are parties to an amended and restated contract for sale & purchase of gold entered into on October 20, 2011 (the “Existing Agreement”) which amended and restated a contract for sale & purchase of gold entered into on April 15, 2011 which Existing Agreement the parties wish to amend and restate pursuant to the provisions of this Agreement.

1.	DEFINITIONS

In this Agreement the following terms shall, unless otherwise defined, have the following meanings

“Agreement” means this amended and restated contract for sale & purchase of gold among the Buyer, the Seller and the Guarantors.

“Business Day” means any day (other than Saturday or Sunday) when banks are open for general business in both London and New York.

“Calaorco and Ethel Oxide Pits” means the Calaorco Breccia and Ethel Breccia bodies of gold oxide mineralization located within the property encompassing La Arena Gold Oxide Project, as more particularly

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

described in the technical report entitled La Arena Project dated effective July 31, 2010, prepared by Coffey Mining Pty Ltd. on behalf of Rio Alto, a copy of which is available on SEDAR.

“Date of Shipment” has the meaning set out in Clause 5.3.

“Delivery” has the meaning set out in Clause 6.1.

“Existing Agreement” has the meaning set out in Recital E.

“Force Majeure” has the meaning set out in Clause 13.1.

“Guarantee” means the guarantee and indemnity set out in Clause 15.

“Guaranteed Obligations” has the meaning set out in Clause 15.1.

“La Arena Project” means the La Arena gold and copper project located in Peru, of which the La Arena Gold Oxide Project forms part.

“La Arena Gold Oxide Project” has the meaning set out in Recital A. “Life of Mine” means the production life of the Calaorco and Ethel Oxide Pits.

“London Good Delivery” means gold conforming to the Specifications.

“Material” means the gold produced from the Unrefined Bullion by the Refiner in accordance with Clause 5.1.

“ounce” or “oz” means ounce troy, equal to 31.1035 grams.

“Payment Day” has the meaning set out in Clause 9.2.

“Pool Account” has the meaning set out in Clause 5.2.

“Price” has the meaning set out in Clause 7.1.

“Prepayment Agreement” has the meaning set out in Recital D.

“Quotational Period” has the meaning set out in Clause 8.1.

“Refiner” has the meaning set out in Clause 5.1.

“Refinery” has the meaning set out in Clause 5.1.

“Refining Agreement” has the meaning set out in Clause 5.1

“Specifications” means the recommended specification for

“London Good Delivery” of gold bullion, as published from time to time by the London Bullion Market Association.

“Term” has the meaning set out in Clause 4.1.

“Time of Delivery” has the meaning set out in Clause 6.1.

“Unrefined Bullion” means all and any ore, concentrate, doré or other unrefined gold product produced at or from the Calaorco and Ethel Oxide Pits after the Agreement.

“USD” means the currency of the United States of America.

2.	SALE AND PURCHASE

2.1	The Seller hereby agrees to sell and the Buyer hereby agrees to purchase the Material subject to the terms of this Agreement.

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

3.	WARRANTY

3.1	The Seller hereby undertakes and warrants to the Buyer that all Material will comply with the Specifications.

3.2

Save as provided in Clause 3.3, the Seller undertakes not to sell or deliver to any other party other than the Refiner any Material or Unrefined Bullion originating from the Calaorco and Ethel Oxide Pits for the Term.

3.3

The Seller agrees that any Unrefined Bullion that is intended to be sold as Unrefined Bullion and not delivered by the Seller to the Refiner for processing to Material shall be offered to the Buyer at terms to be mutually agreed. The Seller agrees that this Unrefined Bullion will not be offered to any third parties, unless, within 3 Business Days, either the Buyer expresses no interest or does not supply terms that are deemed economically reasonable by the Seller. Should the Buyer and the Seller not agree on terms of purchase, the Buyer will be given 3 Business Days to match the terms of any third party bidder, in which case the Buyer will be awarded the right to purchase the Unrefined Bullion under these matched terms.

4.	DURATION

4.1

This Agreement commences on the Agreement Date and shall remain in force until such number of ounces of Material as is produced during the Life of Mine has been delivered by the Seller to the Buyer, unless otherwise extended or terminated by agreement of the Parties in writing (the “Term”).

5.	REFINERY AND SHIPMENT

5.1

The Seller agrees and undertakes to enter into refining agreements (“Refining Agreements”) with Metalor Technologies SA refinery, Switzerland (the “Refinery”), or such other refiner as agreed by the Buyer and the Seller from time to time (the “Refiner”) on reasonable commercial terms in respect of treatment and refining charges, gold return and penalties, with a termination date no earlier than the expiry of the Term and during the Term, promptly ship all and any Unrefined Bullion from time to time to the Refiner for processing to Material.

5.2

The Seller will ensure that the Refiner is, during the Term, irrevocably directed to deliver possession of any Material (once produced by the Refiner from time to time pursuant to Clause 5.1) to the Seller by credit to the loco London account in the name of “RK Mine Finance Trust I” at Barclays Bank plc, 1 Churchill Place, Canary Wharf, London, E14 5HP or such other account as the Buyer may notify to the Seller from time to time (the “Pool Account”).

5.3

For the purposes of this Agreement the “Date of Shipment” in respect of any shipment of Unrefined Bullion shall be the date of the signed Bill of Lading, or other such document acknowledging receipt of Unrefined Bullion, issued by the Seller to the relevant transportation agent who is responsible for delivering the Unrefined Bullion to the Refiner, provided that the Seller forthwith, and in any event within 24 hours of any shipment being shipped from the La Arena Project to the Refiner, must fax or e-mail a

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

copy of the Bill of Lading or other such document and the preliminary assay of the Unrefined Bullion so shipped to the Buyer. Should the Seller not comply with its obligations under the previous sentence, then the Date of Shipment shall be deemed to be the third Business Day prior to delivery of the respective shipment of Unrefined Bullion to the Refiner.

5.4	The Seller will ensure that credit to the Pool Account for any relevant Material is made by the Refiner no later than the Time of Delivery.

6.	DELIVERY

6.1

In relation to any Material, the Seller shall be liable to deliver possession of such Material to the Buyer on a Business Day no later than 4 days after such Material is produced by the Refiner. Delivery of the Material by the Seller (via the Refiner) to the Buyer (via the Pool Account) (“Delivery”) is deemed to have occurred on the day and at the time (the “Time of Delivery”) on which the relevant Material is credited to the Buyer’s Pool Account, provided, if such time is later than noon London time, then the Time of Delivery shall be deemed to be 9:00 A.M. London time on the next Business Day thereafter.

7.	PRICE

7.1

The price per ounce for the portion of the Material credited from time to time to the Pool Account on which monies are payable (the “Price”) shall be selected by the Buyer on or before 4:00 P.M. (New York time) on the last day of the Quotation Period from either:

(a)	the London Gold Market AM Fixing Price as published by the London Bullion Market Association; or

(b)	by the Comex (1st Position) Settlement Price.

7.2

If either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price ceases to exist, ceases to be published or should no longer be internationally recognized as the basis for the settlement of bullion contracts, then, upon the request of either party, the Buyer and the Seller will promptly consult together with a view to agree on a new pricing basis and on the date for bringing such basis into effect. The basic objective will be to secure the continuity of fair pricing.

8.	QUOTATION PERIOD

8.1

The pricing period for any Material credited to the Pool Account from time to time (the “Quotation Period”), at the option of the Buyer, shall be any day from the Date of Shipment of the Unrefined Bullion until the Payment Day.

8.2	The Price for respective Material credited to the Pool Account shall be declared, via fax notification or e- mail by the Buyer to the Seller, on or before the Payment Day.

8.3

Should the Buyer not notify the Seller as per Clause 8.2, then the price for the respective Material credited to the Pool Account shall be the Comex (1st Position) Settlement Price (as published by the Comex) for the first Business Day following the Time of Delivery.

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

9.	PAYMENT

9.1	The parties agree that of the Material delivered by the Refiner, from time to time, to the Pool Account:

(a)	for each calendar month during the Term of this Agreement:

(i)

firstly, an amount of such Material sufficient to satisfy all outstanding Delivery Amounts (as defined in the Prepayment Agreement) for such month, together with arrears, if any, shall be credited against and constitute satisfaction of such obligations of the Rio Alto under the Prepayment Agreement, and no Price shall be payable by the Buyer in respect thereof; and

(ii) secondly, all remaining Material shall be purchased by the Buyer pursuant to the terms of this Agreement and the Buyer shall Pay to La Arena the Price in respect thereof;

(b)	after the expiry of the Term of this Agreement, the Buyer shall pay to the Seller the Price in respect of any of the Material delivered to the Buyer by the Refiner.

9.2	The Buyer will pay 100% of the Price payable pursuant to Clause 9.1 on the 5th Business Day after the Time of Delivery (the “Payment Day”).

9.3	All payments under this Agreement shall be made in US Dollars via telegraphic transfer to the Seller’s nominated bank account against written confirmation of Delivery.

10.	INSURANCE, TITLE AND RISK

10.1	Title and Risk on Material shall be transferred to the Buyer from the Seller at the Time of Delivery.

10.2

The Seller shall be responsible for all costs and expenses relating to either the Unrefined Bullion or the Material including but not limited to transportation, refining and insurance prior to the Time of Delivery.

11.	WEIGHT

11.1	The ounces of Material credited to the Pool Account shall be final, absent manifest error.

12.	TAXES, TARIFFS AND DUTIES

12.1	All taxes, tariffs and duties arising or incurred in relation to any Unrefined Bullion or Material prior to Delivery shall be borne by the Seller.

13.	FORCE MAJEURE

13.1

In the event of acts of God, governmental actions, war or national emergency, acts of terrorism, protests, riot, civil commotion, fire, explosion, flood, epidemic, lock-outs, strikes or other labour disputes (whether or not relating to either party's workforce), or restraints or delays affecting carriers or, in the event of any other disabling causes whatsoever beyond the reasonable control of the parties concerned (any such cause being hereinafter called "Force Majeure") preventing or hindering the Seller or the Buyer from performing its obligations in the Agreement (provided that neither party can rely on any change in economic circumstances as Force Majeure), the party affected by Force Majeure may at its option, either

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

suspend or reduce delivery or acceptance of Material hereunder by giving prompt written notice to the other party of the details of such cause. In such event, the Term shall be extended by a period equal to that during which such circumstances will remain in force to the extent that such period is not varied or amended by the remaining provisions of this Article below.

13.2	Neither the Buyer nor the Seller may declare Force Majeure in respect of any Material for which the Quotational Period has already commenced.

13.3

Should the duration of Force Majeure exceed two (2) months, the party who did not declare Force Majeure shall be entitled, by notice in writing to the other party, to cancel the amount of the Material which would have been delivered during the affected period.

13.4	The party declaring Force Majeure shall give prompt written notice to the other party once the cause of such Force Majeure has been resolved.

14.	NOTICES

14.1

Any notice or other communication given in connection with this Agreement will be in writing and will be delivered personally or sent by recorded delivery (by air mail if overseas) or by fax or email addressed as follows:

Seller:

LA ARENA S.A.
Calle Esquilache 371
Oficina 1402 San Isidro
Lima 27 Peru

Attention: Alex Black
Fax No.: 511 422-5144
Email:	alexb@rioaltomining.com

Guarantors:

c/o RIO ALTO MINING LIMITED
Suite 1720 – 505 Burrard Street
Vancouver, BC V7X 1M6

Attention: Anthony Hawkshaw
Fax No.: (604) 628-1401
Email:	tonyh@rioaltomining.com

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

with a copy to:

Davis LLP
Livingston Place
1000 - 250 2nd Street SW
Calgary, AB T2P 0C1

Attention: Daniel E. Kenney
Fax No.: (403) 213-4460
Email:	dkenney@davis.ca

Buyer:

EXP T1 Ltd.
c/o Maples Corporate Service Limited
P.O. Box 309, Ugland House
Grand Cayman KY1-1104
Cayman Islands

Attention: Arliss Francis, Director
Fax # 212-596-3489
Email:	olewnowski@redkitemgmt.com

with a copy to:

R K Capital Management LLP
3rd Floor
6 Broad Street Place,
London, UK
EC2M 7JH

Attention: Paul Coughlan
Fax # 44 207 920 6162
Email:	Paul.Coughlan@rkcapital.co.uk

14.2	A notice or other communication is deemed given:

	(a)	if delivered personally, upon delivery to the address provided for in this Clause; or

	(b)	if sent by recorded or courier delivery, on the day delivery is made to the address provided for in this Clause; or

	(c)	if sent by fax, on completion of its successful transmission to the fax number provided for in this Clause, as evidenced by a transmission confirmation receipt; or

	(d)	if sent by email, upon delivery to the email address provided for in this Clause;

provided that, if it is delivered on a day which is not a Business Day or after 4 p.m. on a Business Day, it will instead be deemed to have been given or made on the next Business Day.

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

15.	GUARANTEE AND INDEMNITY

15.1

In consideration of the Buyer entering into this Agreement, the Guarantors jointly and severally guarantee to the Buyer and its successors, transferees and assigns the due and punctual performance of all present and future obligations of the Seller under or in connection with this Agreement (“Guaranteed Obligations”).

15.2

The Guarantors as principal obligors and as a separate and independent obligation and liability from their obligations and liabilities under Clause 15.1 jointly and severally agree to indemnify and keep indemnified the Buyer in full and on demand from and against all and any losses, costs and expenses suffered or incurred by the Buyer arising out of or in connection with:

	(a)	any failure of the Seller to perform or discharge the Guaranteed Obligations; or

(b)

any of the Guaranteed Obligations being or becoming totally or partially unenforceable by reason of illegality, incapacity, lack or exceeding of powers, ineffectiveness of execution or any other matter;

but the Guarantors’ liability under this indemnity shall be no greater than the Seller’s liability under this Agreement was (or would have been had the relevant obligation been fully enforceable). It is not necessary for the Buyer to incur any expense or make any payment before enforcing its right of indemnity.

15.3

The Guarantee is a continuing guarantee which shall remain in full force and effect until all the Guaranteed Obligations have been satisfied or performed in full, notwithstanding any intermediate satisfaction or performance of the Guaranteed Obligations by the Seller, the Guarantors or any other person.

15.4

The Guarantors waive any right it may have to require the Buyer (or any trustee or agent acting on its behalf) to proceed against or enforce any right or claim for payment against any person before claiming from the Guarantors or either of them under the Guarantee.

15.5

The Guarantee is in addition to and shall not affect nor be affected by or merge with any other judgment, security, right or remedy obtained or held by the Buyer from time to time in respect of the discharge or performance of the Guaranteed Obligations.

15.6

The liability of the Guarantors under the Guarantee shall not be reduced, discharged or otherwise adversely affected by any act, omission, matter or thing which would have discharged or affected the liability of the Guarantors had either or both been a principal obligor instead of a guarantor, or indemnifier, or by anything omitted by any person which, but for this provision, might operate or discharge the Guarantors or otherwise reduce or extinguish its liability under the Guarantee.

15.7

Until all of the Guaranteed Obligations have been satisfied in full, and unless the Buyer otherwise directs, the Guarantors shall not exercise any security or other right which it may have by reason of performance by it of obligations under the Guarantee, whether such rights arise by way of set-off, counterclaim, subrogation, indemnity or otherwise.

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

16.	GENERAL

16.1

The Buyer’s terms and conditions attached at Schedule 1 hereto form part of and apply to this Agreement to the exclusion of all other terms and conditions. In the event of any conflict between this Agreement and the attached the Buyer’s terms and conditions the terms of this Agreement shall prevail.

16.2

This Agreement, including Schedule 1 hereto, contains the entire agreement between the parties in relation to its subject matter and supersedes all previous agreements and understandings between the parties with respect to the subject matter hereto, including for greater certainty, the Existing Agreement, and may not be modified except by an instrument in writing signed by the duly authorized representatives of the parties hereto.

16.3

This Agreement may be executed by facsimile and in any number of counterparts and by the parties on different counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement but all the counterparts (facsimile or original) shall together constitute one and the same Agreement.

16.4

This Agreement is drawn up in the English language. If this Agreement is translated into any language other than English, the English language text shall prevail. Each notice, instrument, certificate or other communication to be given under or in connection with this Agreement shall be in the English language (being the language of negotiation of this Agreement) and in the event that such notice, instrument, certificate or other communication or this Agreement is translated into any other language, the English language text shall prevail.

16.5

The Buyer’s rights under this Agreement shall be in addition to, and independent of, any other security or guarantee which the Buyer may hold for any obligation of the Guarantors or the Seller at any time.

17.	GOVERNING LAW AND JURISDICTION

17.1

This Contract shall be governed by, and construed in accordance with the substantive law of British Columbia, Canada and the laws of Canada generally therein applicable. The Buyer and the Seller agree to submit to the non-exclusive jurisdiction of the courts of British Columbia, Canada.

18.	SUCCESSION AND ASSIGNMENT

18.1

This Agreement and all its provisions shall be binding upon and inure to the benefit of the successors and assigns of the respective parties hereto. The Buyer may at any time assign its rights and interests in this Agreement, in whole or in part, to any financial institution, affiliate of the Buyer, or third party, with the prior written consent of the Seller, not to be unreasonably refused.

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

SCHEDULE 1

TERMS AND CONDITIONS OF PURCHASE

1 Interpretation

1.1	The definitions and rules of interpretation in the Contract apply in these Terms and Conditions.
Company: EXP T1 LTD.
Contract: Contract for Sale and Purchase of Gold (agreement between the Company, the Seller and the Guarantors for sale and purchase of gold)
Goods: any goods agreed in the Contract to be purchased by the Company from the Seller (including any parts of them).
Seller: La Arena S.A.
Guarantors: Rio Alto Mining Limited and Mexican Silver Mines (Guernsey) Limited

2 Application of Terms

2.1

Subject to the Contract and any variations thereunder or any variations under condition 2.3 these Terms and Conditions are the only conditions upon which the Company is prepared to deal with the Seller and they shall govern the Contract to the entire exclusion of all other terms and conditions.

2.2

No terms and conditions endorsed upon, delivered with or contained in the Seller's quotation, acknowledgement or acceptance of order, specification or similar document shall form part of the Contract and the Seller waives any right which it otherwise might have to rely on such terms and conditions.

2.3

These Terms and Conditions apply to all the Company's purchases and any variation to these conditions shall have no effect unless expressly agreed in writing and signed by an authorized person of the Company.

3 Delivery and Risk

3.1	Unless otherwise provided in the Contract or in these Terms and Conditions, the Incoterms, latest version, shall apply to the Contract.
3.2	Time for delivery shall be of the essence.
3.3	Subject to the Contract, if any Goods are not delivered on the due date then, without prejudice to any other rights which it may have, the Company reserves the right to:
	3.3.1	cancel the Contract in whole or in part;
	3.3.2	refuse to accept any subsequent delivery of the Goods which the Seller attempts to make;
	3.3.3	recover from the Seller any expenditure reasonably incurred by the Company in obtaining the Goods in substitution from another supplier; and

4 Quality and Indemnity

4.1	The Goods shall comply with the Specifications.

5 Price

5.1	The price for the Goods shall be stated in the Contract and unless otherwise agreed by the Company in writing shall be exclusive of value added tax but inclusive of all other charges.

6 Licenses

6.1

The Seller shall obtain and keep in good standing all governmental permits and licenses, as the case may be, which are necessary or expedient for the performance of the Seller's obligations under the Contract.

7 Termination

7.1	The Company shall have the right at any time by giving notice in writing to the Seller to terminate the Contract forthwith if
	7.1.1	the Seller commits a material breach of any of the terms and conditions of the Contract; or
	7.1.2	any distress, execution or other process is levied upon any of the assets of the Seller; or
	7.1.3	the Seller closes or threatens to cease to carry on its business; or
7.1.4

the Seller has a bankruptcy order made against him, makes an arrangement or composition with his creditors, convenes a meeting of creditors, enters into liquidation or commences any other proceedings relating to insolvency or possible insolvency; or

7.1.5

the financial position of the Seller deteriorates to such extent that in the opinion of the Company the capability of the Seller adequately to fulfill its obligations under the Contract has been placed in jeopardy.

7.2	The termination of the Contract, however arising, shall be without prejudice to the rights and duties of the Company accrued prior to termination.

8 Force Majeure

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

8.1

The Company reserves the right to defer the date of delivery or payment or to cancel the Contract or reduce the volume of the Goods ordered if prevented from or delayed in the carrying on of its business due to circumstances beyond the reasonable control of the Company including, without limitation, acts of God, governmental actions, war or national emergency, acts of terrorism, protests, riot, civil commotion, fire, explosion, flood, epidemic, lock-outs, strikes or other labour disputes (whether or not relating to either party's workforce), or restraints or delays affecting carriers.

9 General

9.1	The Seller shall not be entitled to assign the Contract or any part thereof without the prior written consent of the Company.
9.2	The Company may assign under the terms of subsection 18.1 of the Contract.
9.3	Each right and remedy of the Company under the Contract is without prejudice to any other right or remedy that the Company may have whether under the Contract or otherwise.
9.4

If any provision of the Contract is found by any court, tribunal or administrative body of competent jurisdiction to be wholly or partly illegal, invalid, void, voidable, unenforceable or unreasonable it shall, to the extent of such illegality, invalidity, voidness, voidability, unenforceability or unreasonableness, be deemed severable and the remaining provisions of the Contract and the remainder of such provision shall continue in full force and effect.

9.5	Failure or delay by the Company in enforcing or partially enforcing any provision of the Contract shall not be construed as a waiver of any of its rights under the Contract.
9.6

Any waiver of the Company of any breach of, or default under, any provision of the Contract by the Seller shall not be deemed a waiver of any Subsequent breach or default and shall in no way affect the other terms of the Contract.

9.7	The parties to the Contract do not intend that any term of the Contract shall be enforceable by any person that is not a party to it.

/s/ Jaime Soldi	/s/ Anthony Hawkshaw	/s/ Paul Coughlan
Seller	Guarantors	Buyer

Signature Page

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

Signed by:	/s/ Jaime Soldi

For and on behalf of the Seller:	LA ARENA S.A.

Name in Print:	Jaime Soldi

Title:	General Manager

Signed by:	/s/ Anthony Hawkshaw

For and on behalf of the Guarantor:	RIO ALTO MINING LIMITED

Name in Print:	Anthony Hawkshaw

Title:	CFO & Director

Signed by:	/s/ Roger Norwich

For and on behalf of the Guarantor:	MEXICAN SILVER MINES (GUERNSEY) LIMITED

Name in Print:	Roger Norwich

Title:	Director

Seller	Guarantors	Buyer

Signed by:	/s/ Paul Coughlan

For and on behalf of the Buyer:	EXP T1 LTD.

Name in Print:	Paul Coughlan

Title:	CFO

/s/ Jaime Soldi		/s/ Paul Coughlan
Seller	Guarantors	Buyer